
冠軍科技集團
CHAMPION TECHNOLOGY

7 December 2001

Securities & Exchange Commissic
Office of International Corporate Fi
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333



CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

BONUS ISSUE OF NEW WARRANTS

It is proposed to issue bonus warrants to the shareholders of the Company whose names appear on the register of members on 24 December 2001 on the basis of one unit of New Warrant for every 5 Shares held by such shareholders on such date.

Bonus issue of new warrants

The directors of Champion Technology Holdings Limited (the "Company") propose a bonus issue of new warrants to subscribe for shares of the Company ("New Warrants") to the shareholders of the Company whose names appear on the register of members on 24 December 2001 (the "Record Date") on the basis of one unit of New Warrant for every 5 shares of HK$0.10 each of the Company ("Shares") held by such shareholders on such date (the "Bonus Issue").

The New Warrants will be issued in registered form in units of HK$0.118 of subscription rights entitling their holders to subscribe for shares of the Company at a price of HK$0.118 per Share (subject to the adjustments) at any time on or after the date of issue thereof (expected to be on or about 3 January 2002) but not later than 6 January 2003.

The initial subscription price of HK$0.118 per Share under the New Warrants represents a premium of about (a) 13.46% over the closing price of HK$0.104 per Share quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 6 December 2001; and (b) 10.49% over the average closing price of HK$0.1068 per Share quoted on the Stock Exchange for the 5 trading days including 6 December 2001.

As at 5 December 2001, there were 6,095,846,970 Shares in issue. Pursuant to the bonus issue of Shares which becomes unconditional on 6 December 2001, a total of 6,095,846,970 Shares will be issued. There will be a total of 12,191,693,940 Shares in issue after such bonus issue of Shares.

If all the subscription rights under the existing warrants ("Existing Warrants") and the outstanding options of the Company are exercised and a total of 1,185,600,000 Shares are issued as consideration for the acquisition of 19% interest in Cumbrian Range Limited (the "Consideration Shares") as announced on 29 November 2001:

(a) a maximum of 3,121,103,972 units of New Warrants will be issued under the Bonus Issue; and

(b) a maximum of 3,121,103,972 Shares will be issued on exercise of all the subscription rights under the New Warrants on the basis of the initial subscription price of HK$0.118 per Share.

The number of shares of the Company issuable on exercise of all the subscription rights under the New Warrants will be equal to 20% of the issued share capital of the Company on the Record Date as enlarged by the issue of the Consideration Shares.

The subscription rights under the Existing Warrants will expire on 22 December 2001. Other than the Existing Warrants, the Company has not issued any warrant.

Conditions of the Bonus Issue

The Bonus Issue is conditional upon the approval of shareholders at an extraordinary general meeting of the Company and the Listing Committee of the Stock Exchange granting listings of and permission to deal in the New Warrants and the Shares that fall to be issued on the exercise of the subscription rights thereunder. Application will be made to the Listing Committee of the Stock Exchange for such listing.

Reasons for the Bonus Issue

The Bonus Issue will enable the shareholders of the Company to further participate in the equity capital of the Company and provides a means to the Company to raise fund for its general working capital requirement upon exercise of the subscription rights under the New Warrants.

Closure of register

The register of members of the Company will be closed from 24 December 2001 to 3 January 2002, both days inclusive, during which period no transfer of Shares will be effected.

All transfers, accompanied by the relevant share certificates and, in the case of holders of Existing Warrants, all duly completed subscription forms accompanied by the relevant Existing Warrant certificates and the appropriate subscription moneys, must be lodged with the Company's branch share registrars, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 21 December 2001 in order to qualify for the Bonus Issue.

General

The proposed board lot of the New Warrants is 500,000 units.

A circular setting out the details of the Bonus Issue will be sent to the shareholders and, for information only, holders of Existing Warrants as soon as practicable.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 6 December 2001


冠軍科技集團
CHAMPION TECHNOLOGY


'02 JAN 23 AM 8:45

30 November 2001

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳眞 (852) 2558 3333



CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(the "Company")

SHARE TRANSACTION

The Company entered into an agreement on 29 November 2001 for the acquisition of 19 per cent. interest in CRL from the Vendor for an aggregate consideration of HK$118.56 million to be satisfied by the issue of 592.8 million Shares at HK$0.20 per Share.

The Consideration Shares represent approximately 9.728 per cent. of the existing issued share capital of the Company or approximately 8.8656 per cent. of the issued share capital of the Company as enlarged by the Consideration Shares.

The Vendor is not connected with any directors, chief executive officer or the substantial shareholders of the Company, any of its subsidiaries or their respective associates.

The agreement constituted a share transaction to the Company under the Listing Rules.

The Consideration Shares will be issued pursuant to the general mandate granted to the Company on 22 December 2000.

AGREEMENT DATED 29 NOVEMBER 2001

Parties:

Vendor : Pinkerton Development Limited (the "Vendor")

Purchaser : the Company

Asset acquired:

19 per cent. of the issued share capital of Cumbrian Range Limited ("CRL"). The balance of the issued share capital of CRL is owned by the Vendor.

CRL is a company incorporated in the Republic of Mauritius on 5th January, 2000. It has not commenced business and currently has no asset or liability. It will be principally engaged in licensing of intellectual property rights after completion of the agreement. Under the terms of the agreement, the Vendor will assign to CRL all its benefits and interest in the design, trademarks, software, hardware devices, domain names, web sites relating to SignalJammer™, StopMobile™, FrequencyBlocker™ and all industrial and intellectual property rights owned by the Vendor at the date of the agreement and used in or for the purposes of the operation of such assets and all know-how and confidential information so owned and used (the "Assets"). No audited financial statements of CRL have been prepared. The Assets will be the only assets of CRL on completion of the agreement.

The principal functions of the Assets are as follows:

(a) SignalJammer – stopping the use of cellular phones

(b) StopMobile – detecting mobile phones in use

(c) FrequencyBlocker – blocking specified range of radio frequency

These products will only be used for legal purposes.

Consideration:

HK$118.56 million to be satisfied by the issue of 592.8 million shares of HK$0.10 each of the Company (the "Consideration Shares") at HK$0.20 per share. The issue price of the Consideration Shares represents a premium of about 9.3 per cent. over the closing price of HK$0.183 per share of HK$0.10 of the Company ("Share").

The Consideration Shares represent approximately 9.728 per cent. of the existing issued share capital of the Company or approximately 8.8656 per cent. of the issued share capital of the Company as enlarged by the Consideration Shares.

The consideration was arrived at after arm's length negotiations and with reference to the valuation of SignalJammer products, the most material part of the Assets, at 29 November 2001 at US$108.5 million (equivalent to about HK$846.3 million) by Victor Morris & Yau Co., Limited, an independent valuer. No valuation in respect of other part of the Assets has been prepared.

The directors of the Company consider that the terms of acquisition are fair and reasonable.

Ranking of the Consideration Shares:

The Consideration Shares shall rank pari passu with the existing issued Shares.

General mandate:

The Consideration Shares will be issued pursuant to the general mandate granted to the Company on 22 December 2000.

Conditions of the agreement:

Completion of the agreement is conditional upon :

(a) completion of the acquisition of the Assets by CRL; and

(b) the granting by the Listing Committee of the Stock Exchange of a listing of and permission to deal in the Consideration Shares.

If the conditions are not fulfilled on or before 20 December 2001 (or such other date as the parties may mutually agree) the agreement will lapse.

Application for listing:

Application will be made by the Company to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

Completion date:

The agreement is expected to be completed on the second business day following the agreement becoming unconditional.

Reasons for the transaction:

The Company considers that this acquisition will allow the Group to leverage its wireless expertise and global operational presence to expand to signal detection and jamming business.

Connection between the parties:

The Vendor and its beneficial owners are not connected with any directors, chief executive officer or the substantial shareholders of the Company, any of its subsidiaries or their respective associates.

Information for shareholders:

The Company and its subsidiaries are principally engaged in setting up and development of Internet based knowledge systems and networks; software and proprietary technologies; provision of telecommunication networks; and manufacture of telecommunication equipment.

For the Company, the acquisition is a share transaction under the Listing Rules.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 29 November 2001


冠軍科技集團
CHAMPION TECHNOLOGY

6 December 2001

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

Re: Champion's File#82-3442

Kantone Holdings Limited is a subsidiary of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts.

The enclosed announcements of Champion Technology Holdings Limited and Kantone Holdings Limited are for your information.

Regards,

pp. Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.



CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

APPROVAL OF BONUS ISSUE OF SHARES
ADJUSTMENT TO THE SUBSCRIPTION PRICE OF OUTSTANDING WARRANTS

Shareholders of the Company have approved the one for one bonus issue of shares to the shareholders whose names appear on the register of members of the Company on 5 December 2001.

Upon the Bonus Issue becoming unconditional, the subscription price of the outstanding warrants of the Company will be adjusted to HK$0.1055 per Share retrospectively with effect from 6 December 2001.

Approval of bonus issue

The board of directors of Champion Technology Holdings Limited (the "Company") refers to the announcement dated 15 November 2001 issued by the Company and announces that the bonus issue of shares of the Company to the shareholders on the register of members of the Company on 5 December 2001 on the basis of one share of HK$0.10 of the Company ("Share") for every Share held by such shareholders on such date (the "Bonus Issue") was approved at the extraordinary general meeting of the Company held on 5 December 2001.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Shares to be issued pursuant to the Bonus Issue. The Bonus Issue will become unconditional upon the granting of such listing.

Certificates for the bonus Shares will be posted to those entitled thereto at their own risk on or before 19 December 2001 after the Bonus Issue has become unconditional.

Adjustment to the subscription price of outstanding warrants

Upon the Bonus Issue becoming unconditional, the subscription price of the outstanding warrants of the Company will be adjusted to HK$0.1055 per Share retrospectively with effect from 6 December 2001.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 5 December 2001



CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(the "Company")

ANNOUNCEMENT

The board of directors of the Company announces that Prof. Liang Xiong-Jian, Prof. Ye Peida and Mr. Frank Bleackley were appointed independent non-executive directors of the Company on 30 November 2001.

Hong Kong, 30 November 2001

By order of the Board
Jennifer Cheung Mei Ha
Company Secretary



KANTONE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(the "Company")

ANNOUNCEMENT

The board of directors of the Company announces that Prof. Ye Peida and Mr. Frank Bleackley were appointed as independent non-executive directors of the Company on 30 November 2001.

Hong Kong, 30 November 2001

By order of the Board
Lai Yat Kwong
Company Secretary